
NYSE
AX
Axos Financial, Inc.
axos
FINANCIAL
AX
LISTED
NYSE

Axos Financial, Inc.
Investor Presentation

August 2020

NYSE: AX

axos™
Banking Evolved℠

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, projected consummation of pending acquisitions, estimates of capital expenditures, plans for future operations, products or services, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2019 and our last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Axos' Business Model is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing • Affinity and Distribution Partners • Data mining/target feeding direct marketing • Cross-sell	• Automated fulfillment • Inbound call center sales • Outbound call center sales • Minimal outside sales • Significant inside sales	• Self-service • Digital journey • Direct banker (call center)	• Balance sheet • Whole loan sales options • Securitization

Core Digital Capabilities

- **Data Driven Insight**
- **Integrated Customer Experience**
- **Digital Marketing**
- **Digitally Enabled Operations**
- **Next-Gen Technology**

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	Axos[1] (%)	Banks Greater Than $10bn[2] (%)
Net interest income	5.16%	2.73%
Salaries and benefits	0.97%	1.13%
Premises, equipment and other non-interest expense	0.97%	1.47%
Total non-interest expense	**1.94%**	**2.60%**
Core business margin	**3.22%**	**0.13%**

1. For the three months ended 03/31/2020 – the most recent data on FDIC website "Statistics on Depository Institutions Report" Axos Bank only, excludes Axos Financial, Inc. to compare to FDIC data. Data retrieved 06/29/2020.
2. All Commercial Banks by asset size. FDIC reported for three months ended 03/31/2020. Total of 144 institutions >$10 billion. Data retrieved 06/29/2020.

Axos Financial's Three Business Segments Provide the Foundation For Sustained Long-Term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- Differentiated distribution strategy
- New business initiatives will generate incremental growth
- Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity
- Technology synergies among business segments reduce overall cost of growth strategy

Our Model is Built for Increased Digital Interactions

COVID-19 Has Accelerated Adoption of Digital Banking and Wealth

Consumer Banking

- Convenience and superior user experience keys to long-term success
- Effective use of customer data and segmentation reduces customer acquisition costs and increases cross-sell
- Control of front- and back-end connectivity to technology stack provides cost and time-to-market advantages
- UDB allows Axos to continuously add new self-service tools and value-added services within our digital banking platform

Commercial Banking

- Providers that integrate banking with specialized software to serve specific customer segments will gain market share
- Axos Fiduciary Services supports trustees and fiduciaries nationwide through software + services model
- Winning cash/treasury management accounts through > automation and custom API integration
- Regional sales leaders supported by centralized service team is a more efficient and scalable model

Securities

- Consumers across all age and income demographics want to manage their finances through a centralized, digital platform
- Independent RIAs and IBDs need banking services to compete with money center banks and large broker-dealers
- Owning clearing, custody and direct-to-consumer digital wealth capabilities provides opportunities to serve consumers with incremental services at favorable economics

Fiscal 2020 Highlights Compared with Fiscal 2019

axos™

Asset Growth



$ Millions
15,000
10,000
5,000
0
11,220
13,852
23.5%
FY 2019
FY 2020

Deposit Growth



$ Millions
15,000
10,000
5,000
0
8,983
11,337
26.2%
FY 2019
FY 2020

Net Income



$ Millions
200
100
0
172.0*
155.1
190.5*
183.4
10.8%
FY 2019
FY 2020

Diluted EPS



$ Diluted EPS
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2.75*
2.48
3.10*
2.98
12.7%
FY 2019
FY 2020

Return on Equity = 16.21%*

Return on Assets = 1.59%*

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, ROE was 15.65% and ROA was 1.53% based on GAAP earnings.

Fiscal 2020 Fourth Quarter Highlights Compared with Fiscal 2019 Fourth Quarter

axos™

Asset Growth


$ Millions
15,000
10,000
5,000
0
11,220
23.5%
13,852
Q4 2019
Q4 2020

Deposit Growth


$ Millions
15,000
10,000
5,000
0
8,983
26.2%
11,337
Q4 2019
Q4 2020

Net Income


$ Millions
100
50
0
42.2*
40.6
11.6%
47.1*
45.3
Q4 2019
Q4 2020

Diluted EPS


$ Diluted EPS
1.00
0.80
0.60
0.40
0.20
0.00
0.68*
0.66
14.7%
0.78*
0.75
Q4 2019
Q4 2020

Return on Equity = 15.24%*

Return on Assets = 1.51%*

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, ROE was 14.71% and ROA was 1.45% based on GAAP earnings.

Diluted EPS and Book Value Per Share Have Been Consistently Strong

axos™

Diluted EPS (FY)



$ per share
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.34
1.87
2.10
2.37
2.48
2.75*
2.98
3.10*
17% CAGR
2015
2016
2017
2018
2019
2020

Book Value Per Share (FY)



$ per share
25
20
15
10
5
0
8.51
10.73
13.05
15.24
17.47
20.56
19% CAGR
2015
2016
2017
2018
2019
2020

*Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, Diluted EPS was $2.98 based on GAAP earnings.

Net Interest Margin Has Been Stable/Rising Through a Variety of Interest Rate Cycles



Stable Net Interest Margin
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.91%
3.95%
4.11%
4.07%
4.12%
FY2016
FY2017
FY2018
FY2019
FY2020
Axos NIM - reported
Fed Funds

Axos is a Top Quartile Performer Versus Bank Peer Group

	Axos Bank	Peer Group	Percentile
ROAA	2.03%	0.41%	95%
Return on equity	22.26%	5.43%	96%
G&A	1.90%	2.61%	22%
Efficiency ratio	33.03%	67.38%	4%

The 96% on ROE means that the Bank outperformed 96% of all banks. The 22% G&A ranking means that only 22% of banks spend less on G&A than Axos. Peer group includes savings banks greater than $1 billion.

Source: Uniform Bank Performance Report (UBPR) as of 3/31/20; data retrieved 06/30/2020.
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 3/31/2020.

Diverse Lending Businesses Across Banking and Securities Segments …

axos™

Lending		$ Millions FY20 Q4
Single family	Jumbo Mortgage	$4,243
	Warehouse Lending	$474
Commercial Real Estate	Multifamily	$1,892
	Small Balance Commercial	$371
C&I Lending	Lender Finance / Asset Backed Lending	$2,211
	Equipment Leasing	$156
	Factoring / Structured Settlements	$4
	CRE Specialty	$818
Securities	Margin Lending	$207
	Securities-Based Line of Credit (SBLoC)	$22
Consumer	Auto	$291
	Unsecured Lending / Overdraft / SBA	$243

Conservative Underwriting and Secured Lending Positions Loan Portfolio for Economic Downturn

Actively working with borrowers on case-by-case basis for forbearance requests

Asset-Based Lender*

- 94% of loans are collateralized by hard assets
- Low LTVs/LTCs
  - SFR mortgage: 60%
  - Multifamily: 56%
  - CRE: 52%
  - Commercial Specialty Real Estate (CRESL): 43%
  - Lender Finance: 50%
- Senior position in all lender finance and commercial specialty real estate loans with capital support from sponsors and junior partners
- No credit exposures to airlines, casinos, malls, and theme parks

Proactively Managing Credit*

- Limited number of loans on deferral or forbearance - $127.5M (1.2% of total loans)
  - C&I - $5.6M (0.2% of total C&I loans)
  - Multifamily + CRE - $0.0
  - Jumbo SFR - $91.2M (2% of SFR mortgages)
  - Auto - $28M (9.7% of auto loans)
  - Consumer unsecured - $2.7M (5% of consumer unsecured loans)
- Two hotel loans 30+ days delinquent in held for sale - $24.5M w/56.4% LTV at origination

Bolstered Allowance for Loan Loss*

- $75.8M ACL at 6/30/20
  - 71 basis points of total loans and leases
  - 10.7x net charge-offs ex-HRB-related Emerald Advance and Refund Advance loans in FY 2020
- Adopted CECL on 7/1/20
  - $35M to $55M projected Day 1 Adjustment
  - Incorporates Moody's updated models + Axos qualitative overlays
  - Assumes home price decline of 30%-40% in late calendar 2021
  - 5-Year phase in: no impact on regulatory capital in 1st two years post adoption

*6/30/20

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands) 10Q



$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$-
$9,382,124
$9,784,217
$10,141,397
$10,372,921
$10,631,349
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020

Average Loan to Value		Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020
	Multifamily	53%	53%	53%	54%	56%
	Single family	57%	57%	57%	57%	60%

Loan Origination Growth

Fiscal Year Loan Originations


$ Billions
8
7
6
5
4
3
2
1
0
14.3%
5-yr CAGR
4.3
1.0
3.3
5.0
1.4
3.6
5.6
1.4
4.2
7.5
1.6
5.9
8.4
1.5
6.9
8.4
1.6
6.8
2015
2016
2017
2018
2019
2020
Loans for sale
Loans for investment

Annual growth rate	15.6%	11.2%	34.7%	12.3%	0%

Future Plans

- Organic growth in existing business lines
  - Multifamily geographic expansion
  - Agency and jumbo mortgage channel expansion
  - Small Balance Commercial Real Estate expansion
  - Large Balance Commercial / Specialty Real Estate expansion
- Additional C&I verticals/product expansion
- Retail auto lending launch
- RIA M&A and succession lending

Diversified Deposit Businesses

axos™

Deposit

	Key Elements
Consumer direct	Full service digital banking, wealth management, and securities trading*
Distribution Partners	Exclusive relationships with significant brands, groups, or employers Exclusive relationships with brokers and financial planners through Axos Clearing and Axos Advisor
Small business banking	Business banking with simple suite of cash management services
Commercial/ Treasury Management	Full-service treasury/cash management Team enhancements and geographic expansion Bank and securities cross-sell
Axos Securities	Broker-dealer client cash Broker-dealer reserve accounts
Specialty deposits	Fiduciary services for trustees 1031 exchange firms Title and escrow companies HOA and property management
Fiduciary Services	Serves 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship Software allows servicing of SEC receivers and non-chapter 7 cases

*Q4 2020 Expected Launch

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

100% of Deposits = $2.1 billion


Checking and other demand deposits
19%
Time deposits
50%
31%
Savings

June 30, 2020

100% of Deposits = $11.3 billion


Savings – IRA
2%
Time deposits
20%
Checking and other demand deposits
47%
31%
Savings

Checking Growth (6/2013 – 6/2020) = 1,272%

Savings Growth (6/2013 – 6/2020) = 476%

Axos Customer Base and Deposit Volume is Well Distributed Throughout the United States



Montana
North Dakota
South Dakota
Minnesota
Wyoming
Idaho
Nevada
United States
New Mexico
Texas
New Brunswick
Maine
New Hampshire
Massachusetts
Rhode Island
New Jersey
Delaware
Maryland
District of Columbia
Baja California
Sonora
Chihuahua
Coahuila
Baja California Sur
Sinaloa
Durango
Nuevo León

Average Deposit Balance

- 100
- 500
- 1000
- 2500
- 5000
- 10000
- 25000
- 100000
- 250000

Number of Accounts

- 1
- 10
- 25
- 50
- 90

Axos Deposits Have National Reach With Customers in Every State

Commercial Loans and Deposits
4 years of growth



Spot Balance ($BN's)
$5
$4
$3
$2
$1
$0
$4.45
$3.21
21%
25%
$1.73
$1.08
2015
2019
Loans
Deposits

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Deposit Growth Drivers

- Service to Specialty Verticals
- Technology and Application Integration
- Reposition as Commercial Banker

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

Deposit Growth



$ Millions
20.6%
5-yr CAGR
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,452
6,044
6,900
7,985
8,983
11,337
2015
2016
2017
2018
2019
2020

	2015	2016	2017	2018	2019	2020
% CDs[1]	18%	17%	12%	25%	26%	20%
% Borrowings[2]	15%	12%	9%	6%	6%	4%

Future Plans

- Enhanced digital marketing automation integrated to outbound sales group
- Products and technology integration targeted to specific industry groups
- Create differentiated consumer and business banking platform
- Enhanced focus on customer service and user experience
- Leverage existing and create new distribution partnerships to reduce acquisition cost and leverage external brands

[1] as a % of total deposits
[2] as a % of total liabilities

Diversified Fee / Non-Interest Income

axos™

Fee Income

Category	Sub-category	% Fee Income FY 2020*	% Fee Income FY 2019*
Mortgage Banking	Agency Jumbo Multifamily	20%	6%
Gain on Sale – Other	Structured Settlement Other	7%	7%
Deposit/ Service Fees	Cash/Treasury Management Consumer Deposit Payments	16%	28%
	Tax Prepaid	29%	38%
Prepayment Fee		6%	7%
Broker-Dealer		22%	14%

*Excludes securities income

Axos Securities Overview

axos

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

Axos Securities

Axos Securities		
Axos Clearing Securities Clearing & Custody	**62 IBDs 110,000 Clients**
Axos Invest Digital Wealth & Personal Financial Management	**24,000 Clients**
Axos Trading[1] Self-Directing Trading	**Expected Launch Q4 2020**

Access to ~135,000 Clients

Consumer Banking

- Consumer Deposit Accounts
- ODL/Margin Accounts
- Jumbo Single Family Mortgage Loans

Commercial Banking

- Securities-Backed Lines of Credit
- Cash Management
- Commercial Property Refinancing

Digital Solutions

- Universal Digital Platform
- Account Opening Platform

[1] Target "go-live" Q4 2020

Securities Strategy

Leveraging Bank's existing digital platforms allows for a unique integrated and flexible Banking and Securities product features


Onboard Clients Faster
"Single-Pane"
Rich Banking and Securities features
Independent RIAs
Introducing Broker-Dealers
Self-Directed Trading
End Clients
Universal Enrollment Platform
Universal Digital Bank Platform
TRADING
WEALTH
BANKING
CUSTODY

Secular Industry Trends Provide Opportunities for Axos

axos™

Fee Compression for Active and Passive Investment Managers

- RIAs needs to reduce costs and streamline back-office ops
- Automation frees up > time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small and medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo advisory solutions to individuals and independent RIAs

Business Segment Overview – Axos Invest

axos™

Core Services	▪ Free financial digital advisor that helps clients achieve their goals by automating the financial planning process. ▪ Provides premium packages for clients who want additional value beyond our core services.
Customer Behavior	▪ **High Conversion Rates** – Platform has been able to sustain 20% conversion rate with low client attrition. ▪ **Low Acquisition Costs**– Compared to industry standards, historic acquisition costs have sub – $50/per client (funded account). ▪ **Sticky Accounts** – Clients trust our advice with 49% following our recommendations within first week.
Customer Served	▪ Do-It-Yourself Mass Market

32,000+ sticky customer accounts with opportunities to cross-sell banking and premium services

Monetize Clients by Leveraging Data and Personalization at Key Event-Driven Decision Points

INTEGRATED FINANCIAL PRODUCTS

SEEK WISEBANYAN GUIDANCE


MILESTONES
New Home
100%
$54,829.19 Value
$550.00 Weekly
JUN 2019
New Car
45%
$900.00 Weekly
APR 2056
Retirement
7%
$100.00 Weekly
OVERVIEW
PLANNING
FUNDING
INVITE
PACKAGES

+


WiseBanyan
Overview
Planning
Funding
Packages
Get $2,500
LW
Find Your Balance
Keep your mortgage payments as comfortable as your new home.
EST. MONTHLY PAYMENTS
$1,975.86
% OF INCOME
13.94%
Home Purchase Price: $440,000
$40K
$1M
$3M
$5M
Next
What's going on?

=

49%

OF RECOMMENDATIONS COMPLETED IN 1 WEEK

Our recommendation engine already has the capability to integrate a wide variety of financial offerings: savings, credit, purchases, and more

Key Goals of Universal Digital Bank

axos™

Personalization	› Increase chance of offering right product at the right time and place › Personalization is the right antidote for too much choice, too much content, and not enough time
Self-Service	› Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages › Products optimized by channel, recipient and journey › Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)
Facilitate Partnerships	› Easy integration of third-party features (e.g., biometrics) › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party › Enable creative customer acquisition partners
Customizable Experience	› Provide holistic and interactive and intuitive design experience › Integrate online experience with other channels
Cross-Sell	› Artificial intelligence and big data credit models enable quick credit decisions › Customized product recommendations based upon analytical determination of need

Personalization Solution Will Increase Consumer Engagement and Lifetime Value

axos™

Goal is to present customers with customized and relevant offers at the right time via the right channel



Target unknown prospects and lookalikes
Establish a central hub for customer information needed to identify + prioritize relevant opportunities
audience studio (DMP)
Cross Sell Engine
salesforce
Contact customers via marketing automation solutions
Ad Networks
sitecore
CMS
marketing cloud
Online Banking
Websites
Enrollment
Mobile App
Present relevant personalized content across digital properties

As We Fully Digitize All Front-End Customer Interactions, Operational Efficiency Gains Also Become Possible

axos™

Online Banking Customer Interaction

- Provide compelling customer value proposition to use online banking
- Intelligent, personalized, automated campaigns to develop customer confidence in our messages
- Utilization of multiple channels to deliver information that reflects customer preferences

Customer Self Service

- Expand digital channels and leverage omnichannel AI Hub across multiple channels, to streamline interactions
  - Easy to use self help via intelligent, automated platforms such as conversational.ai to make it easy to get what's wanted, when it's wanted, anytime, anywhere
  - Customer seamlessly switches from one channel to another e.g. IVR, Chatbot, Facebook Messenger, etc.

Operational Efficiency

- Customer centric operational efficiencies reduce cost, while accelerating delivery of customer requests
- Efficiencies are delivered using tools such as our robotic process automation platform, or low code platform to automate high volume, repetitive processes

Holistic Credit Risk Management

axos™

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	• Board of Directors • Annual Strategic Plan • Corporate Governance • Policies & Approval Authorities	PCLENDER THE TOTAL MORTGAGE SOLUTION CLOS CoStar GROUP RIMS exactbid	iRisk LERETA	REIS Microsoft SQL Server	iRisk LERETA

Credit Tools list is a sampling and is not purported to be comprehensive.

Annualized Charge-offs (Recoveries) to Average Loans Outstanding


%
0.25
0.20
0.15
0.10
0.05
0.00
-0.05
-0.01
-0.01
0.06
0.01
0.19
0.02
0.19
0.06
0.23
0.08
FY16*
FY17
FY18
FY19
FY20
With HRB
Without HRB

*For FY16, there were no HRB related charge-offs with $16M of annual average loan balances.

Diversified Funding and Liquidity

Strong Profitability and Liquidity Support Organic Growth

Consumer and Commercial Deposits

- Axos Advisors
- Consumer Direct
- Small Business Banking
- Specialty Commercial Deposits

Non-Interest-Bearing Deposits

- Axos Fiduciary Services
- Commercial Cash/Treasury Management
- Prepaid Consumer Debit Cards

Off Balance Sheet Funding*

- Axos Fiduciary Services - $37 million
- Axos Clearing - $450 million
- FHLB - $3.8 billion
- Federal Reserve Discount Window - $1.8 billion

Strong Capital Ratios*

- Tier 1 Capital: 11.79% (Bank)
- Tier 1 Leverage: 9.25% (Bank)
- Total Capital: 12.64 % (Holdco)
- TCE/TA: 7.94% (Holdco)
- Tangible Book Value/Share: $18.28

*6/30/20

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO
investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations
Phone: 858.649.2218
Mobile: 858.245.1442
jlai@axosfinancial.com